SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 5

                                       TO

                                      FORM
                                     N-8B-2

                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS

                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940

                       MORGAN STANLEY SELECT EQUITY TRUST
              (AND SUBSEQUENT TRUSTS AND SIMILAR SERIES OF TRUSTS)*

                         (Name of Unit Investment Trust)

                               __________________

              Not the issuer of periodic payment plan certificates.

________
*Formerly: MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
(AND SUBSEQUENT TRUSTS AND SIMILAR SERIES OF TRUSTS)

I.  ORGANIZATION AND GENERAL INFORMATION

     1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

              MORGAN STANLEY SELECT EQUITY TRUST (AND SUBSEQUENT TRUSTS AND SIMILAR SERIES OF TRUSTS)

              The  trust   has   no   Internal  Revenue  Service   Employer
              Identification Number.

          (b)  Furnish title of each series of securities issued by the trust.

                            CERTIFICATE OF OWNERSHIP

                                 - evidencing -

                              An Undivided Interest

                                   - in the -

                      MORGAN STANLEY SELECT EQUITY TRUST*



III.     ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

         Organization and Operations of Depositor

          29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the Depositor.

               As of April 1, 2001:

               Morgan Stanley DW Inc. is a  principal  operating  subsidiary  of
               Morgan   Stanley  Dean  Witter  &  Co.,  a   publicly-traded
               corporation.  Morgan  Stanley Dean Witter & Co. owns 100% of

_______________________
* (AND SUBSEQUENT TRUSTS AND SIMILAR SERIES OF TRUSTS)
               the outstanding common stock of Morgan Stanley DW Inc. No company directly or indirectly owns, controls or holds with power to vote 5% or more of the Common Stock of Morgan Stanley Dean Witter & Co. The common stock of Morgan Stanley Dean Witter & Co. and Morgan Stanley DW Inc. constitutes all the issued and outstanding voting stock of both entities.




IX.      EXHIBITS

         *Exhibit A(11)

Unit Investment Trust - Code of Ethics of Morgan Stanley DW Incorporated


*        Previously Filed

                                    SIGNATURE


     Pursuant to the requirements of the Investment Company Act of 1940, the Depositor of the registrant has caused this Amendment to the Registration Statement to be duly signed on behalf of the registrant in The City of New York and State of New York on the 30th day of March, 2001.

                                            MORGAN STANLEY SELECT EQUITY TRUST
                                            (AND SUBSEQUENT TRUSTS AND
                                            SIMILAR SERIES OF TRUSTS)
                                                     (Registrant)

                                            By:  MORGAN STANLEY DW INC.
                                                     (Depositor)


                                            By:  /s/Thomas Hines
                                                    Thomas Hines
                                                    First Vice President